Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Fiscal Year ended August 31, 2012

The following management discussion and analysis has been prepared as of December 21, 2012.  The selected financial information set out below and certain comments which follow are based on and derived from the audited prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the year ended August 31, 2012 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the year ended August 31, 2012, the Company compiled the final report for the drilling program on the Las Bolas / Los Hilos property to provide a comprehensive summary to Agnico-Eagle Mines so they can properly conduct future exploration on the property.  Preliminary work also began on the Nopelera property continuing to the date hereof with a focus on mapping and sampling all outcrops, road building and rehabilitation of old adits.

During the fourth quarter, the Company announced the appointment of David Moore to the Board of Directors.  Mr. Moore is President & CEO of Serengeti Resources Inc.  Prior to joining Serengeti, David had a 30 year career with Teck Cominco; including management of Cominco’s Western Canadian and Canadian Exploration groups between 1995 and 1998, and International Exploration group from 1991 to 2001.  He has participated in the discovery and delineation of mineral deposits in a number of countries including leading the drill-out of the world class Red Dog zinc-lead deposit in Alaska.  He brings experience and expertise from grassroots prospecting, to resource delineation, to exploration management and international business development.

Since joining Serengeti in 2004 Mr. Moore has been instrumental in transforming the company into a successful British Columbia based mineral explorer.  Moving early to acquire a large land package in the highly prospective Quesnel trough, he has raised more than $30 million in equity financing and in late 2006, along with partner Myron Osatenko, lead the discovery of the Kwanika copper-gold deposit. The significance of this discovery was recognized by AMEBC in 2011 when Mr. Moore was co-awarded the prestigious H.H.  “Spud” Huestis Prospector of the Year Award.

The Company also reported that Richard Hughes and Rob Hutchinson have retired from the Board.  Messrs. Hughes and Hutchinson have both served as directors since prior to the Company going public and the Company thanked them for their time and dedication to the Company over the years.

Las Bolas Property

During the fiscal year ended August 31, 2012 Agnico-Eagle Mines Limited (“Agnico-Eagle”) (NYSE:AEM; TSX:AEM), initiated its first year exploration program on the Las Bolas property.  Under the terms of the Earn-In and Shareholders agreement between Agnico-Eagle and the Company, Agnico-Eagle had to spend a minimum of $500,000 on exploration on the property during the first year of the agreement. Agnico-Eagle’s work comprised mainly diamond drilling. The program was initiated in late spring/ early summer and continued until after the end of the fiscal year. At the time of writing, Agnico-Eagle had not yet delivered to the Company, its report on their exploration activities. Consequently, details regarding the number of holes completed, total meters drilled, the logs and assays for these holes are not yet available for the Company to discuss in this filing.

Under the terms of the agreement, Agnico-Eagle has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico-Eagle will have the right to earn an additional 20% interest by spending $6 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.

Nopalera Property

During the year ending August 31, 2012, the Company continued surface field work on its 100% owned Nopalera property.  Nopalera is a large claim which adjoins the Los Hilos claims on the west side.  Nopalera hosts a very large and intense alteration zone which is related to a porphyry intrusion and has a chemical trace element signature that is very similar the Fresnillo PLC’s new flagship discovery called Orisyvo.   The Orisyvo claims are contiguous to the Nopalera property on its south east corner.  Fresnillo has released documents showing that Orisyvo has a resource of at least 9.6 million ounces of gold and 13 million ounces of silver.  Fresnillo’s sister company Peñoles has also surrounded the Golden Goliath claims with their own staking.  In an interview with Fresnillo in the Chihuahua Herald newspaper in early summer, Fresnillo announced that they had already spent about $150 on the Orisyvo project and expenditures could reach $800 million during the feasibility and construction phases. They plan to directly employ 1,500 people directly for a minimum mine life of 15 years.

During the fiscal year ended August 31, 2012, the Mexican government started a major upgrade of the local infrastructure. The 45 km of single lane, gravel road leading from a major highway to the town of Uruachic is being widened and upgraded to a two lane paved road. This very large and expensive project, which is scheduled for completion in 2013, will be of great benefit to Fresnillo and also to Golden Goliath.

The continued surface work on Nopalera by the Company during the year included the ongoing construction of new access roads and the rehabilitation and sampling of several small old mine workings, geological and structural mapping, geochemical analysis of surface rock samples and clay mineral identification. Clay mineralogy is important as it distinguishes between clay mineral formed by hydrothermal alteration generated at depth by metaliferous fluids, from clay minerals formed by meteoric weathing and provides vectors for drilling.  Very significant amounts of the high temperature hydrothermal clay minerals were found, which is very encouraging. Surface mapping also identified significant amounts of “vuggy silica”, which is also very encouraging as this material is formed in high sulphidation epithermal systems.  It results from the  formation of strong sulphuric acid which leaches other minerals from siliceous, felsic rocks, leaving behind a silica with a sponge like texture. The Company is very encouraged by this, as it indicates that there was a high sulphidation system at work at depth. The geological mapping also identified felsic, porphyritic intrusive rocks similar to those at Orisyvo.

The Company believes that Nopalera has a geologic setting, lithology, stratigraphic interval, alteration and pathfinder element distribution pattern which are similar to those believed to be present at the Orisyvo, which is a high sulphidation system related to a porphyritic intrusion.

The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond drilling program as soon as practicable.

Corona Property

Comstock Metals Ltd. holds an option to earn up to a 75% interest in the Corona Property pursuant to the earn-in agreement, an initial 60% interest can be earned by Comstock by completing $500,000 in exploration work and by making share payments to Golden Goliath. At that point Comstock has the option of either proceeding on a 60 / 40 joint venture basis, or continuing to fund exploration until the completion of a feasibility study in order to earn a further 15% interest in the property.  The Company has been advised that Comstock has spent in excess of $1 million on the property and are pleased with the results of their work and advised that they have decided to proceed on a 60/40 joint venture basis.  This agreement is currently being negotiated.

In February and March 2012, Comstock completed a diamond drill program of 12 holes (2,126 metres), which discovered two new zones, one of porphyry-style gold mineralization after drilling 34.5 metres of 0.36 g/t gold and the second is a high grade gold-silver vein assaying 258 g/t silver, 6.33 g/t gold, 3.8% lead and 2.83% zinc over 1.0 metre.

Comstock’s drilling on Corona indicated t that the gold-silver mineralization in the Northeast Zone may be “High Sulphidation Epithermal” in origin.  At Corona prospecting and mapping has found an area known as the “Jerry Zone”, which is an extension of the Northeast Zone further to the northeast, where the rhyolite flows and tuffs of the Upper Group are highly fractured, brecciated and altered to an alunite-rich rock that passes into outcrops of leached rhyolite with extensive and well-developed vuggy and residual silica.  Between the areas of near-massive vuggy quartz the host rock is highly fractured and has networks of dark vuggy silica veinlets and silica-cemented hydrothermal breccia.  The zone of vuggy silica was traced in outcrop and float over a distance of 800 metres.  At the northern end of the zone extensive areas of alunite alteration occur within pumice and tuff that is in fault-contact with the Jerry Zone.  Comstock’s interpretation of the results is that the mineralogy, occurrence and trace element geochemistry suggests that the Jerry Zone is the high-level “lithocap” of a concealed mineral system.

Comstock’s drilling during February and March 2012 started on the “Northeast Zone”, 250 to 300 metres southwest of Jerry, where mineralization is focused along the contact between the Upper and Lower Volcanic Groups.  This mineralization is also believed to be part of a high sulphidation system.  Comstock’s 2012 drilling started testing a portion of the area between the NE Extension and the southern end of Jerry with some relatively shallow drill holes, resulting in the discovery of extensive thicknesses of highly fractured granodiorite, diorite, and hydrothermal breccia that is densely fractured and often well-mineralized. This “porphyry-style” gold mineralization is oxidized, with pervasive hematite, and silicification plus “clay” alteration that is locally intense.

Comstock now believes that drilling beneath the lithocap and extending into un-drilled terrain north and south may define an intrusive body which forms a “cupola” or dome of highly fractured and brecciated porphyry that may extend well beyond the areas of both current and historic drilling.

Comstock’s diamond drill program also included a hole on the Esperanza vein. This structure is exposed in an old adit dug into an overburden covered hillside, mineralization consists of a coarsely banded quartz vein that is up to 30 cm wide hosted within sericite-altered and silicified diorite.  Zinc and lead minerals are evident as sphalerite and galena.  Grab samples taken in 2002 and 2007 from the adit returned assays of 12.43 g/t gold, 2,634 g/t silver, 8.35% lead, 3.84% copper and 3.84% zinc (Golden Goliath Resources) and up to 42.6 g/t gold and 76.4g/t silver across 15 cm in a sample collected by Comstock.  Comstock hopes that the Esperanza showing itself may be part of a larger east-west trending set of structures that returned high gold and silver values in earlier surface sampling programs.  The drill hole Comstock completed on the down dip extension of the Esperanza vein returned 258 g/t silver, 6.33 g/t gold, 3.82% lead, and 2.83% zinc over a width of 1 metre at a depth of 68 m below surface.  Comstock plans further holes on this structure in the future.

Barranca Property

The Mexican government is building a new road along the Oteros River which has given our exploration crew the first road access to our large (1,503 ha) 100%-owned Barranca claim. The La Barranca concession is one of the Company’s original concessions in the area, but no significant work had been conducted due to the difficult access.  Since the new road access, the Company has identified a very promising zone with excellent grades in gold and silver.

During the year, work carried out by the Company’s exploration team on the La Barranca claim, (location map available on Properties page of the Company’s website) has shown the presence of gold, silver and copper values in mantos and quartz veins within a 600 x 1,000 metre skarn zone.  Work continues on this promising new area.  Currently 42 channel samples have been taken over a cumulative length of 205 metres across structures with an average width of 3.57 metres. These samples average 1.30 g/t Au, 35 g/Ag and 0.268% Cu. The gold values range from 0.126 g/t to 8.96 g/t, and silver values range from 6.3 g/t  to overlimit values ( > 100 g/t Ag) that are currently being rechecked.

Other Properties

Throughout the year ended August 31, 2012, the Company also reviewed older data from the Reforma, San Timoto and Nueva Union properties in light of the new exploration model generated by the Orisyvo discovery. This work indicated that there is some potential for this type of target on La Reforma as well as potential foe low sulphidation mineralization at Nueva Union.

Selected Annual Information

The following table sets forth selected consolidated information of the Company at August 31 for each of the last three fiscal years. Years ended August 31, 2012 and 2011 have been prepared in accordance with IFRS Accounting Principles. Year ended August 31, 2010 has been prepared in accordance with Canadian GAAP. The selected consolidated financial information should be read in conjunction with the Audited Consolidated Financial Statements of the Company.

Canadian Dollars	2012	2011	2010

Revenues	46,697	73,474	12,440
Comprehensive loss	(3,640,155)	(1,021,160)	(1,412,984)
Net loss per share	(0.04)	(0.01)	(0.02)
Total assets	9,149,337	12,022,608	10,232,227
Long term debt	60,004	58,000	37,000
Dividends	Nil	Nil	Nil

Results of Operation

For the year ending August 31, 2012, the Company incurred a net loss $3,640,155 compared to $1,021,160 for the year ending August 31, 2011.  In the fourth quarter the Company incurred a net loss of $2,380,315 compared to a net loss of $217,559 during the third.  The significant differences between these periods include:

•

A write down of mineral property exploration costs of $2,007,751 in the fourth quarter of 2012 compared to nil in the prior three quarter and $118,769 in 2011.  It should be noted that Company continues to hold all the properties despite the fact they were written down.  Management believes these properties still hold good exploration potential.

•

Stock based compensation fees were $777,347 in 2012 compared to nil in 2011.  The Company granted no stock option in its 2011 fiscal.  While the Company granted the 2012 options at a premium to the market price, these charges are a result of mandatory accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.  As volatility is one variable in the calculation of this non cash charge, the large volatility of junior mining stocks has resulted in a large value to be expensed for stock options.

•

A decrease in cash over last year is a result of ongoing exploration activities.  No financing activities were concluded during the year.

•

Investor relation fees increased $43,272 during the past year compared to last year as the Company prepared a corporate video and conducted a BNN marketing campaign during the year.

•

Revenue was higher in 2011 due to the receipt of option payments totalling $55,843 consisting of cash and shares for the Corona and El Chamizal option agreements.

•

Consulting fees increased $43,864 during the past year compared to last year due to the Company retaining corporate development expertise.

•

Office and general fees, rent and utilities, travel and wages and benefits decreased slightly this past year as the Company focused on capital preservation, while continuing to hold its team together and maintain exploration activities to advance the Company’s projects.

As of August 31, 2012, deferred mineral property exploration costs totalled $7,597,438 compared to $8,981,467 at August 31, 2011.  During the year, the Company incurred a total of $647,482 in exploration expenditures mainly on its Nopalera property.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS or Canadian Generally Accepted Accounting Principles (“CGAAP”).

Quarter Ending	Revenue	Comprehensive Loss	Net Loss per Share

August 31, 2012 (IFRS)	3,636	2,380,315	0.02
May 31, 2012 (IFRS)	30,881	217,559	0.01
February 29, 2012 (IFRS)	5,374	823,288	0.01
November 30, 2011 (IFRS)	6,806	218,993	0.00
August 31, 2011 (CGAAP)	64,204	362,630	0.01
May 31, 2011 (CGAAP)	6,309	205,464	0.00
February 28, 2011 (CGAAP)	367	277,529	0.01
November 30, 2010 (CGAAP)	2,727	175,537	0.00

NOTE:

The revenue relates to interest earned, except for the fourth of quarter of 2011 and the third quarter of 2012 when the Company received option payments consisting of cash and shares. The increase in comprehensive loss in the February 29, 2012 quarter was due to a non cash charge of $553,675 for stock based compensation. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.  The large increase in comprehensive loss in the fourth quarter ended August 31, 2012 was a result of $2,007,751 in property write downs during that quarter.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,250,666 at August 31, 2012 compared to $2,655,392 at August 31, 2011.  The Company’s cash and short-term investment position at August 31, 2012 was $1,128,675.

In the third quarter of 2011, the Company accelerated the expiry of various share purchase warrants and agents warrants issued pursuant to a private placement completed in January and February 2010.  A total of 10,885,942 warrants were exercised during the year at a price of $0.25 resulting in a total of $2,721,486 being added to the Company’s working capital.

In January and February 2010 the Company completed a private placement of 19,721,466 units at a price of $0.15 per unit for gross proceeds of $2,958,220.  Each unit consisted of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.  Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).  Total finder’s fees of $163,860 were paid and 1,084,400 agent’s warrants having the same terms as the warrants under the units was paid.  On March 18, 2011, the Company announced it was accelerating the warrant expiry date.  During the year ended August 31, 2011 10,885,942 warrants were exercised and 59,191 warrants expired unexercised.

Capital Resources

Other than property taxes which are approximately $120,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Key Management Compensation

	YEARS ENDED
	AUGUST 31,
	2012	2011

Golden Goliath Resources Ltd.
Management fees	$120,000	$120,000
Consulting fees	60,000	60,000
Wages and benefits	4,010	4,358
Share-based compensation	465,175	-
Minera Delta S.A. de C.V.
Wages and benefits	38,145	41,179
Share based compensation	105,598	-

Total	$792,928	$225,537

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

During the year ended August 31, 2012, the Company paid $37,972 (2011 - $42,579) in respect of office and administration costs to a management company controlled by a former director of the Company.

b)

Due from related parties consists of $36,429 (2011 - $90) due from companies controlled by common directors.  Accounts payable and accrued liabilities include $Nil (2011 - $4,084) due to a director and officer.

Critical Accounting Estimates

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

Changes in Accounting Policy

There were no changes in accounting policy in the past year.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the metal prices move so to does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of August 31, 2012 and the date hereof, an aggregate of 92,216,445 common shares were issued and outstanding.

The Company had no warrants outstanding as of August 31, 2012.

As of August 31, 2012, the Company had 9,065,000 incentive stock options outstanding with a weighted average remaining contractual life of 3.76 years at a weighted average exercise price of $0.23.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.